SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

    Cellular Dynamics International, Inc.

(Name of Issuer)

    Common Stock, $0.0001 par value per share

(Title of Class of Securities)

    15117V109

(CUSIP Number)

    Lynn-Anne M. Schow, Esq.

    Sixth Floor Investors LP

    3555 Timmons Lane, Suite 800

    Houston, TX 77027

    713-961-1600

with a copy to:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

212-558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    January 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117V109	SCHEDULE 13D	Page 2 of 7

1.	NAME OF REPORTING PERSON Sixth Floor Investors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,118,695
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,118,695
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,695
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%[1]
14.	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	This calculation is based on 15,757,613 shares of common stock, $0.0001 par value per share (“Common Stock”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer”) outstanding as of November 12, 2013 as reported in the Quarterly Report on Form 10-Q, filed by the Issuer on November 12, 2013 (the “Third Quarter 10-Q”).

CUSIP No. 15117V109	SCHEDULE 13D	Page 3 of 7

1.	NAME OF REPORTING PERSON 8-26-22 GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,118,695
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,118,695
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,695
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) PN

[2]	This calculation is based on 15,757,613 shares of Common Stock outstanding as of November 12, 2013 as reported in the Third Quarter 10-Q.

CUSIP No. 15117V109	SCHEDULE 13D	Page 4 of 7

1.	NAME OF REPORTING PERSON Texas 8-26-22 Trust 2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,118,695
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,118,695
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,695
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%[3]
14.	TYPE OF REPORTING PERSON (See Instructions) OO

[3]	This calculation is based on 15,757,613 shares of Common Stock outstanding as of November 12, 2013 as reported in the Third Quarter 10-Q.

CUSIP No. 15117V109	SCHEDULE 13D	Page 5 of 7

This Amendment No. 1 (“Amendment No. 1”) relates to the Schedule 13D filed on August 5, 2013 (the “Original 13D”) by Sixth Floor Investors LP, a Delaware limited partnership (“Sixth Floor Investors”), 8-26-22 GP LLC, a Delaware limited liability company (“8-26-22”) and Texas 8-26-22 Trust 2, a Texas trust (“Texas 8-26-22”, and together with Sixth Floor Investors and 8-26-22, the “Reporting Persons”) relating to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

Item 1.	Security and Issuer

Item 1 of the Original 13D is hereby amended and supplemented as follows:

As of January 23, 2014, the Reporting Persons beneficially owned an aggregate of 2,118,695 shares of Common Stock (which includes 27,413 shares of Common Stock underlying a warrant to purchase shares of Common Stock), representing approximately 13.4% of the outstanding shares of Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Preferred Stock, the Preferred Stock Warrant and the IPO Shares for investment purposes.

On January 23, 2014, Sixth Floor Investors notified the Issuer that it was terminating the Letter Agreement referred to in Item 6 below and Leonard Loventhal, the designee of Sixth Floor Investors on the Board of Directors of the Issuer resigned from the Issuer’s Board of Directors. As a result of terminating the Letter Agreement and Mr. Loventhal’s resignation, the Reporting Persons will have fewer restrictions applicable to sales of securities of the Issuer. Subject to applicable regulatory restrictions, market conditions and other factors, the Reporting Persons currently plan to sell a portion of the shares of Common Stock beneficially owned by the Reporting Persons in the coming months to partially reduce the ownership interest of the Reporting Persons in the Issuer. Notwithstanding the foregoing, the Reporting Persons may modify their plans depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant by the Reporting Persons. As a result of the foregoing, subject to applicable regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer. In connection with the activities described above, the Reporting Persons intend, to the extent permitted under the agreements more fully described in Item 6 below, to communicate with, and express their views to, the board of directors and management of the Issuer and may communicate with, and express their views to, other persons regarding the Issuer, including, without limitation, other stockholders of the Issuer and potential strategic or financing partners.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Original 13D are hereby amended and restated as follows:

(a), (b)

Based upon the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2013 (the “Third Quarter 10-Q”), there were 15,757,613 shares of Common Stock outstanding as of November 12, 2013.

Based on the foregoing, the 2,118,695 shares of Common Stock (which include 27,413 shares of Common Stock underlying the warrant to purchase shares of Common Stock referenced in Item 3 of this Schedule) (the “Subject Shares”) directly held by Sixth Floor Investors represent approximately 13.4% of the outstanding shares of Common Stock.

CUSIP No. 15117V109	SCHEDULE 13D	Page 6 of 7

8-26-22, as the general partner of Sixth Floor Investors, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, 8-26-22 may be deemed to be the beneficial owner of the Subject Shares. Texas 8-26-22, as the sole member of 8-26-22, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Texas 8-26-22 may be deemed to be the beneficial owner of the Subject Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended and supplemented as follows:

On January 23, 2014, Sixth Floor Investors sent a letter to the Issuer (the “Termination Letter”), and the Issuer acknowledged receipt of, and agreed to the terms of, the Termination Letter, wherein Sixth Floor Investors irrevocably renounced the rights provided in the Letter Agreement to designate a nominee for election to the Board of Directors of the Issuer and released the Issuer, effective immediately, of all of its obligations under the Letter Agreement.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended and supplemented as follows:

Exhibit	Description

F	Termination Letter, dated January 23, 2014

CUSIP No. 15117V109	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2014

Sixth Floor Investors LP

By: 8-26-22 GP LLC, its General Partner

By:	/s/ Daniel F. Pritzker
Name:	Daniel F. Pritzker
Title:	Chief Executive Officer

8-26-22 GP LLC

By:	/s/ Lewis M. Linn
Name:	Lewis M. Linn
Title:	Manager

Texas 8-26-22 Trust 2

By: 1922 Trust Company LTA, its Trustee

By:	/s/ Lewis M. Linn
Name:	Lewis M. Linn
Title:	President